UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of JUNE, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  June 13, 2007                       /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

               HALO DRILLING AT BOB LAKE DEPOSIT SHOWS CONTINUITY

TORONTO, ONTARIO, JUNE 13, 2007 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the results from the last four holes of Halo Resources' initial drilling program on the Bob Lake deposit on its 200 square kilometer Sherridon Volcanogenic Massive Sulphide (VMS) Property in the Sherridon-Flin Flon area of northern Manitoba.

"The drilling program has met and exceeded Halo's objectives to date for the property. The known strike length of the deposit has been doubled to approximately 1400 m. The initial exploration efforts are extremely encouraging and based on the results, Halo has the expectation that the Bob Lake deposit will perform in a similar manner to the historic Sherritt Gordon mine", says Lynda Bloom, President and CEO. The known strike length compares to the Sherritt Gordon Mine's East and West Zones that were each over 2 km long. The deposit shows continuity down dip and along strike and remains open in both directions. Halo is also very encouraged by the fact that drilling has revealed that the mineralization lies relatively close to surface and may be amenable to open pit mining.

A second phase of drilling on the Bob Lake deposit is planned once the results from the down hole Pulse EM survey and modeling of the work done to date have been compiled. In the meantime, drilling is continuing 4 km northeast of the Bob Lake deposit on the Jungle Lake copper-zinc deposit.

                                  HIGHLIGHTS

o    Halo extends strike length of the Bob Lake deposit by 200%
o Bob Lake copper-zinc mineralization near-surface and suitable for open pit mining
o Drilling continues at Jungle Lake deposit, 3 km northwest of Bob Lake and one of 4 other known deposits on the property


                              TECHNICAL HIGHLIGHTS

A total of 14 diamond drill holes have been completed at Bob Lake for a total of 3189m. Results from the last four holes, a total of 585 m of drilling, are reported in the assay table. Most intersections are expected to be near true widths.

--------------------------------------------------------------------------------
HOLE     DIP/AZIMUTH   FROM        TO    INTERVAL   CU      ZN      AG      AU
                        (M)       (M)      (M)      (%)      (%)   (G/T)   (G/T)
--------------------------------------------------------------------------------
DH16    -45(0)/222(0)   65.5      71.3     5.8      0.71    0.21    4.2       -
                       102.7     107.3     4.6      0.72    0.37    4.0       -
                       117.4     119.8     2.4      1.87    0.05    8.0    0.06
                       124.2     125.5     1.3      0.78       -    4.4       -
--------------------------------------------------------------------------------
DH17    -45(0)/225(0)   85.5      87.2     1.7      0.64    0.33    4.2       -
--------------------------------------------------------------------------------
DH18    -45(0)/225(0)   99.8     113.3    13.5      1.01    0.97    6.2       -
--------------------------------------------------------------------------------
DH19    -45(0)/225(0)   27.3      28.8     1.5      0.61       -    4.8       -
                        31.4      33.0     1.6      0.94       -    5.4       -
                        46.2      48.9     2.7         -       -    1.0    2.52
--------------------------------------------------------------------------------

All four holes intersected mineralization near surface and highlight the potential for open pit mining of the Bob Lake deposit. Drill holes 17,18 and 19 show good down dip continuity of the mineralized horizon. Drill hole 16 confirmed the presence of the mineralized horizon between DH07-07and DH 07-19, a distance of approximately 600 metres and enabled the strike length of the deposit to be extended to over 1400 metres.

The lower mineralized horizon intersected in DH07-19 and DH07-10 drilled in the same area is gold-rich over a projected down dip length of 160 m and within 100 m of surface. This gold-rich zone is open at depth in DH07-19.

Locations of the 14 drill holes are shown on the accompanying map.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                      Ommitted graphic is a map entitled:

           Halo-sheridon, Bob Lake drill hole location, April 19, 2007

           Please view at the Company's website www.halores.com


Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT THE BOB LAKE DEPOSIT
Halo has an option to earn a 100 percent  interest in the Bob Lake  deposit from
W. Bruce Dunlop (NPL) Ltd. The deposit, discovered by Sherritt Gordon Mines Ltd. in 1941 has a non-compliant NI 43-101 historic resource estimate of 2.2 million tonnes grading 1.33% copper, 1.18% zinc, 0.31g/tonne gold and 8.45g/tonne silver. All resources stated in this press release are historical in nature. Although the resource estimations are believed to be reliable, they were calculated prior to the implementation of National Instrument 43-101. Halo and its Qualified Persons have not done sufficient work to reclassify the historical estimates as current mineral resources. Halo is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon. More recent estimates or data are not available to Halo. Work by Sherritt identified that mineralization occurs as lenses of pyrrhotite, pyrite, chalcopyrite and sphalerite in multiple sulphide horizons that trend in a northwest direction over a strike length of 780 metres. The lenses were described as having an average width of 4 metres, a southwesterly plunge and a vertical extension to 180 metres.

ABOUT SHERRIDON VMS PROPERTY
The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

ABOUT HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/  Lynda Bloom
------------------------------
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045
Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com
________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information"
within the meaning of the United applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.